[redacted]

10029523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Main Street, Suite 875
(No and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles A. Botzum, III (714) 973-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) to before me on this 25th day of Feb., 2010, by Kelly Jennings proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Kelly D. Jennings
Notary Public

Signature

Pres Pro-Tem
Title

KELLY D. JENNINGS
COMM. # 1658265
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. APR. 14, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.:

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

C.A. Botzum & Co.
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 4,825
Cash and securities segregated under federal and other regulations	100
Deposit with clearing organization	15,000
Cash surrender value life insurance	86,632
Receivables from customers	7,135
Advances to stockholders	55,558
Secured demand notes, collateralized by marketable securities	205,000
Prepaid expenses	3,130
Total assets	$ 377,380

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 9,850
Payable to customers	5,344
Accrued subordinated loan interest	1,000
Liabilities subordinated to claims of general creditors	205,000
Total liabilities	221,194
Commitments and contingencies	
Stockholders' equity	
Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding	325,000
Additional paid-in capital	202,312
Accumulated deficit	(198,352)
Less excess of par value over consideration	(172,774)
Total stockholders' equity	156,186
Total liabilities and stockholders' equity	$ 377,380

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Operations
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 74,597
Total revenues	74,597
Expenses	
Commissions and floor brokerage, exchange and clearance fees	5,226
Occupancy and equipment rental	53,253
Interest expense	2,050
Other operating expenses	19,588
Total expenses	80,117
Net income (loss) before income tax provision	(5,520)
Income tax provision	800
Net income (loss)	$ (6,320)

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2009

	Amount
Balance at December 31, 2008	$ 205,000
Increase:	
Decrease:	
Payment of interest	-
Balance at December 31, 2009	$ 205,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Less excess of par value over consideration	Total
Balance at December 31, 2008	$ 325,000	$ 202,312	$ (192,032)	$ (172,774)	$ 162,506
Net income (loss)	-	-	(6,320)	-	(6,320)
Balance at December 31, 2009	$ 325,000	$ 202,312	$ (198,352)	$ (172,774)	$ 156,186

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (6,320)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Cash and securities segregated under federal and other regulations	$ 6,000	
Commissions receivable	511	
Cash surrender value life insurance	(3,671)	
Receivables from customers	(7,135)	
Advances to stockholders	2,945	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	9,850	
Payable to customers	(371)	
Total adjustments		8,129
Net cash provided by (used in) operating activities		1,809
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		1,809
Cash at beginning of year		3,016
Cash at end of year		$ 4,825

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ 2,050	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in California on April 20, 1961, and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC")and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the buying and selling of securities for public customer accounts and also performs limited proprietary trading.

The Company holds securities for approximately forty clients. The majority of the clients are in Southern California. No one client represents an undue concentration of risk to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment has been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $100 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II)

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Legent Clearing, Inc. ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $15,000.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) comprises of the following:

	Current
Federal	$ -
State	800
Total income tax expense (benefit)	$ 800

Note 4: INCOME TAXES
(Continued)

The income tax provision for the year ended December 31, 2009, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $6,620 that expires as follows:

NOL carry-forwards	Year ended December 31,
$ 4,689	2019
20,711	2020
7,086	2023
5,324	2025
6,320	2029
$ 44,130	

A 100% valuation allowance had been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: CASH SURRENDER VALUE LIFE INSURANCE

In October 2007, the Company purchased a whole life insurance policy on Charles A. Botzum, III, for its cash surrender value of $79,733. The policy is owned by the Company, who is listed as the beneficiary. Cash surrender value increases are included as a reduction of operating expenses on the statement of operations.

For the year ended December 31, 2009, the Company included $3,670 in other operating expenses for the increase in the cash surrender value of the life insurance policy. The face value of the underlying life insurance policy, was $200,000 and the cash surrender value of the policy was $86,632 at December 31, 2009.

Note 6: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2009, are listed below. Liabilities subordinated to secured demand note collateral agreements are:

Interest at 1% due November 30, 2009	$ 125,000
Interest at 1% due December 31, 2010	60,000
Interest at 1% due December 4, 2012	20,000
Total secured demand note	$ 205,000

At year-end, the Company was still waiting for a new approval on the demand note that was due on November 30, 2009. Pursuant to the subordinated loan agreeement approved by FINRA, the secured demand note would be suspended and shall not mature if the net capital requirement would be less than 120% of the required net capital. There are also other requirements pursuant to SEC Rule 15c3-1(b). The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand notes of $205,000 are collateralized by marketable securities and municipal bonds valued, net of haircuts, at $216,518 on December 31, 2009. The municipal bonds are valued at market value, and not fair market value, which may create some liquidity issues. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Municipal obligations	$230,338	$216,518

Note 7: RELATED PARTY TRANSACTIONS

During the year, the Company has certain transactions with its shareholders. Advance to shareholders is a loan that is non-interest bearing, uncollateralized and due on demand. Account payable reflects the amount that is owed to one of its stockholders, which is also non-interest bearing and due on demand. At December 31, 2009, the amount owed was $9,850. It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

Effective December 2005, the Company entered into a five (5) year lease for office space. Future minimum lease expenses are as follows:

At December 31, 2009, the minimum annual payments are as follows:

Year Ending December 31,		
2010	$	31,300
2011 & thereafter		-
	$	31,300

Current year occupancy expense consists of $53,253 in rent expense.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $302,498 which was $52,498 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($16,094) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum allowed.

C.A. Botzum & Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 325,000	
Additional paid-in capital	202,312	
Accumulated deficit	(198,352)	
Less excess of par value over consideration	(172,774)	
Total stockholders' equity		$ 156,186
Add: Additions to capital		
Subordinated liabilities	205,000	
Total allowable subordinated liabilities		205,000
Total equity & allowable subordinated liabilities		361,186
Less: Non-allowable assets		
Advances to stockholders	(55,558)	
Prepaid expenses	(3,130)	
Total non-allowable assets		(58,688)
Net capital		302,498
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,073	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 52,498
Ratio of aggregate indebtedness to net capital	0.05 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009.

See independent auditor's report

C.A. Botzum & Co.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 5,344	
Total credits		$ 5,344
Debit Balances		
Debit balances in customer's cash and margin acounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	7,064	
Total debits		7,064
Reserve Computation		
Excess of total debits over total credits		$ (1,720)
Amount held on deposit in reserve account at December 31, 2009		$ 100
Deposit (withdrawal) after year end		$ -
Amount in reserve account		$ 100

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Net Capital as calculated per audit report	$ 302,498
Net capital as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, December 31, 2009	302,498
Net difference in computation of net capital	$ -
Reserve requirement as calculated per audit report	$ (1,720)
Reserve requirement as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, December 31, 2009	(1,078)
Net difference in computation of reserve requirements	$ (642)

See independent auditor's report

C.A. Botzum & Co.
Schedule IV - Information relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report

C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
C.A. Botzum & Co.:

In planning and performing our audit of the financial statements and of C.A. Botzum & Co. ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragrap h. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2010